

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
110

SECURITIES
W



08030224

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2007__ AND ENDING __12/31/2007__
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__1660 International Drive__, Suite 450
            (No. and Street)

__McLean__   __VA__   __22102__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Cocke, Szpanka & Taylor, CPA'S, PC__
                (Name – if individual, state last, first, middle name)

__1800 Robert Fulton Dr. Suite 100 Reston VA   20191__
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Judy Smith_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _McLean Securities_ , as of _December_ _31_ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

LANA B. THOMPSON
Notary Public
Commonwealth of Virginia
My Commission Expires _Aug. 31, 2011_
Commission ID# 358584

Signature

Maureen Drecal

Title

February 29, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2007 and 2006

CONTENTS

Independent Auditor's Report

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying statements of financial condition of McLean Securities, LLC as of December 31, 2007 and 2006, and the related statements of income, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Cocke, Szpanka : Taylor, CPAs, PC

February 20, 2008

STATEMENTS OF FINANCIAL CONDITION

MCLEAN SECURITIES, LLC

	December 31,	
	2007	2006

ASSETS

CURRENT ASSETS		
Cash	$ 8,144	$ 8,422

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY	$ 8,144	$ 8,422
	$ 8,144	$ 8,422

See notes to financial statements.

STATEMENTS OF INCOME

MCLEAN SECURITIES, LLC

		Year Ended December 31,	
		2007	2006
INCOME		$ 1,939,591	$ 326,374
EXPENSES			
Consulting		1,034,674	164,232
Miscellaneous		146	110
	TOTAL EXPENSES	1,034,820	164,342
	NET INCOME	$ 904,771	$ 162,032

See notes to financial statements.

STATEMENTS OF MEMBERS' EQUITY

MCLEAN SECURITIES, LLC

BALANCE, DECEMBER 31, 2005	$	8,132
Net income		162,032
Withdrawals		(161,742)
BALANCE, DECEMBER 31, 2006		8,422
Net income		904,771
Contributions		2,031
Withdrawals		(907,080)
BALANCE, DECEMBER 31, 2007	$	8,144

See notes to financial statements.

STATEMENTS OF CASH FLOWS

MCLEAN SECURITIES, LLC

	Year Ended December 31,	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 904,771	$ 162,032
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Effect of changes in income and expense accruals:		
Accounts receivable	0	0
Accounts payable	0	0
NET CASH PROVIDED BY OPERATING EXPENSES	904,771	162,032
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions of capital	2,031	0
Withdrawals of equity	(907,080)	(161,742)
NET CASH USED IN FINANCING ACTIVITIES	(905,049)	(161,742)
NET INCREASE (DECREASE) IN CASH	(278)	290
Cash, beginning of year	8,422	8,132
CASH, END OF YEAR	$ 8,144	$ 8,422

SUPPLEMENTAL DISCLOSURES
None

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2007 and 2006

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered FINRA broker-dealer that provides investment banking services in connection with its affiliate, The McLean Group, LLC. The Company does not have custody of client accounts. The Company's registration as a broker-dealer with the Securities and Exchange Commission became effective on October 27, 2000.

The Company uses accrual basis accounting for financial statement purposes and cash basis for income tax reporting. Securities transactions and related commissions revenue and expenses are accrued on a settlement date basis. All customers' trades are cleared through unrelated entities acting as clearing houses. Consulting services are recognized as services are provided.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair market value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. No securities were held at December 31, 2007 and 2006.

Allowance for bad debts on accounts receivable is made in amounts required to maintain adequate allowance to cover anticipated bad debts. Accounts receivable are charged against the allowance when it is determined that payment will not be received. At year end, the allowance is evaluated by management based on review of the accounts receivable.

NOTE B - INCOME TAXES

The Company is a limited liability company, which is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members.

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2007 and 2006

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an agreement with The McLean Group, LLC (the Group), a related limited liability company that the Group will pay all operating and non-operating expenses in connection with the conduct of the affiliates' businesses, except fee-sharing disbursements which the broker-dealer is required to pay. This agreement became effective September 1, 2001, and the Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2007 and 2006, capital transfers made to the Group totaled $907,080 and $161,742.

During 2007 and 2006, consulting fees (guaranteed payments) paid to members totaled $222,745 and $11,647.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater. The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2007, the Company had net capital as defined of $8,144, which was $3,144 in excess of its required net capital of $5,000.

OTHER FINANCIAL INFORMATION

MCLEAN SECURITIES, LLC

MCLEAN, VIRGINIA

December 31, 2007 and 2006

Independent Auditor's Report on Other Financial Information

To the Members
McLean Securities, LLC
McLean, Virginia

We have audited the accompanying financial statements of McLean Securities, LLC as of and for the years ended December 31, 2007 and 2006, respectively, and have issued our report thereon dated February 20, 2008. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cocke, Szpanka & Taylor, CPAs, PC

February 20, 2008

COMPUTATION OF NET CAPITAL

MCLEAN SECURITIES, LLC

December 31, 2007

Total members' equity	$	8,144
Deduct: Non-allowable assets		0
Add: Liabilities subordinated to claims of general creditors		0
	NET CAPITAL $	8,144

See auditor's report on other financial information.

NET CAPITAL RECONCILIATION

MCLEAN SECURITIES, LLC

December 31, 2007

In accordance with Rule 17A-5(d)(4), we are reporting the following differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the focus report as filed by McLean Securities, LLC for the year ended December 31, 2007.

DIFFERENCES WITH FOCUS REPORT $ 0

See auditor's report on other financial information.

-10-

<u>Independent Auditor's Report on Internal Accounting</u>
<u>Control Required by SEC Rule 17a-5</u>

To the Members
McLean Securities, LLC
McLean, Virginia

In planning and performing our audit of the financial statements of McLean Securities, LLC (the Company) for the years ended December 31, 2007 and 2006, respectively, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cocke, Szpanka & Taylor, CPAs, PC

February 20, 2008



INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3

MCLEAN SECURITIES, LLC

December 31, 2007

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See auditor's report on other financial information.

END

